Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-197915

September 8, 2014

Dynagas LNG Partners LP

Dynagas Finance Inc.

6.25% Senior Notes due 2019

September 8, 2014

Pricing Term Sheet

This summary pricing sheet relates only to the securities described below and should only be read together with the preliminary prospectus, dated September 4, 2014 included in registration statement (File No. 333-197915) (the “Preliminary Prospectus”) relating to these securities and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Except as set forth in the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Preliminary Prospectus. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuers	Dynagas LNG Partners LP and Dynagas Finance Inc.

Securities Offered	6.25% Senior Notes due 2019 (the “Notes”)

Trade Date	September 8, 2014

Settlement Date (T+5)	September 15, 2014 (DTC)

Principal Amount	$250,000,000 (or $265,000,000 principal amount if the underwriters exercise their option to purchase additional Notes in full)

Denominations	$1,000 and integral multiples of $1,000 in excess thereof

Final Maturity Date	October 30, 2019

Interest Payment Dates	January 30, April 30, July 30 and October 30, commencing October 30, 2014

Coupon	6.25%

Public Offering Price	100%, plus accrued interest, if any, from September 15, 2014

Day Count	30/360

Gross Proceeds	$250,000,000 (or $265,000,000 gross proceeds if the underwriters exercise their option to purchase additional Notes in full)

Underwriting Discount	1.95286% (or 1.94138% if the underwriters exercise their option to purchase additional Notes in full)

Net proceeds to Issuers after underwriting discount, structuring fee and estimated offering expenses	$244,313,468 (or $259,037,468 net proceeds if the underwriters exercise their option to purchase additional Notes in full)

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization

CUSIP/ISIN	26780T AA5 / US26780TAA51

Joint Book-Running Managers	Sterne, Agee & Leach, Inc.

DNB Markets, Inc.

ADDITIONAL INFORMATION:

Other information (including other financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the information contained herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

FREE WRITING PROSPECTUS LEGEND

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Sterne, Agee & Leach, Inc. at 277 Park Avenue, 26th Floor, New York, NY 10172, Attn: Syndicate, Email: syndicate@sterneagee.com (tel: (205) 439-6483) or DNB Markets, Inc. at 200 Park Avenue, 31st Floor, New York, New York, 10166 (tel.: (212) 551-9814).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.